EXHIBIT 1

July 26, 2012



Bernstein & Pinchuk, LLP
7 Penn Plaza, Suite 830
New York, NY 10001

Via Email

Attn. Mr. Scott Small,

Dear Scott,

We are writing to acknowledge receipt of your letter of resignation dated July 23, 2012.


We have taken the liberty to file an 8-K and a follow-up 8-K/A to comply with the disclosure requirements of Item 304(a)(1)(IV) of Regulation S-K. We would be very grateful if you would kindly review the filing and advise us if you agree or disagree with such statements filed. The Company is required to file your response as well.

Thank you in advance for your assistance with this matter and look forward to your reply.

Yours sincerely,




/s/ MICHAEL CIAVARELLA
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MICHAEL CIAVARELLA, B.Sc.
Chairman and CEO